3 E NETWORK TECHNOLOGY GROUP LTD
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

December 20, 2023

Marion Graham

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	3 E Network Technology Group Ltd

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted December 7, 2023

CIK No. 0001993097

Dear Ms. Graham:

This letter is in response to the letter dated December 12, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to 3E Network Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Form DRS/A submitted on December 7, 2023

Cover Page

1.	Please disclose on the cover page that you have a dual class share structure and that holders of Class A ordinary shares and holders of Class B ordinary shares will have different voting rights. Discuss the voting rights of each class.

Response: In response to the Staff’s comment, we respectfully advise that we have revised the cover page of the Registration Statement.

2.	You state that as of the date of this prospectus, you “have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering.” Please disclose whether you believe that you are required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. If not, disclose whether you obtained the opinion of counsel in making your determination.

Response: In response to the Staff’s comment, we respectfully advise that we have revised cover page, page 5, and page 16 of the Registration Statement.

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

December 20, 2023

Capitalization, page 68.

3.	We note the revisions here and in the dilution section to reflect the forward split as pro forma. Please tell us when you expect the split to occur. If the split will occur before the effective date of the registration statement, please confirm that all disclosures throughout the filing will retroactively reflect the impact of the split on all share and per share amounts. Refer to SAB Topic 4C.

Response: In response to the Staff’s comment, we respectively advise that the split has not yet occurred and we expect it to occur on or about December 29, 2023, which will be before the effective date of the registration statement. We will revise the disclosures throughout the filing in the next amendment to the Registration Statement to retroactively reflect the impact of the split on all share and per share amounts.

Description of Share Capital

Voting Rights, page 114

4.	You state that holders of your Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, “except as may otherwise be required by law.” Please discuss the circumstances in which the two classes vote together the circumstances that they will be entitled to separate class vote under the law and under your charter.

Response: In response to the Staff’s comment, we respectively advise that the discussion is covered in page 122 of the Registration: “Under our Amended and Restated Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.” We have been advised by our BVI counsel that under BVI law the rights attaching to a class of shares is determined by the constitutional documents of a BVI company. BVI law requires that the memorandum of association set out the classes of shares that a company is authorised to issue, and if the company is authorised to issue two or more classes of shares, the rights, privileges, restrictions and conditions attaching to each class of shares. As the Company has created two classes of shares, they vote together as one class unless otherwise set out in the memorandum and articles of association.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

December 20, 2023

		By:	/s/ Ye Tao
Ye Tao
Co-Chief Executive Officer

cc:	Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter – 3E Network Technology Group Ltd]